BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23,2021, informs its shareholders and the market in general that the Company's management has decided to maintain its pet food business, having therefore ended the competitive sale process announced on February 28, 2023.

As the third-ranked player in the pet food market in Brazil and leader in super premium natural pet feed, the Company will continue to drive growth in this segment by increasing distribution through specialized channel, strengthening brands strategy by segment and channel, consolidating integration synergies, and advancing the export expansion strategy.

The Company will keep its shareholders and the market duly informed of any information related to the matter addressed in this Announcement to the Market.

São Paulo, November 13, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.